Exhibit 99.2

Graph Blockchain Inc

(formerly Reg Technologies Inc.)

Management’s Discussion and Analysis

July 31, 2019

(Expressed in Canadian dollars)

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

The following discussion and analysis, prepared as of September 30, 2019, provides information that management believes is relevant to an assessment and understanding of the results of operations and financial conditions of Graph Blockchain Inc (the “Company”, formerly Reg Technologies Inc. or “RegTech”). The Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the interim consolidated financial statements for the three months ended July 31, 2019. Unless otherwise noted, all financial information in the MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian Securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forwardlooking statements. These statements are not historical facts but instead represent only the Company’s expectations, estimates, and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, the Company, does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

Selected Financial Information

EBITDA and Adjusted EBITDA

Management believes that EBITDA and Adjusted EBITDA are effective measures for analyzing the performance of the Company. The term “EBITDA” refers to earnings before deducting interest, taxes, depreciation and amortization. The Company calculates Adjusted EBITDA as earnings before deducting interest and accretion, taxes, depreciation and amortization, listing expense, other reverse take-over fees, acquisition related costs, and share based compensation. “EBITDA” and “Adjusted EBITDA” are both non-GAAP measures. The Company believes that Adjusted EBITDA is useful additional information to management, the Board and investors as it provides an indication of the operational results generated by its business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration asset depreciation and amortization and it excludes items that could affect the comparability of our operational results and could potentially alter the trends analysis in business performance. Excluding these items does not necessarily imply they are non-recurring, infrequent or unusual. Adjusted EBITDA is also used by some investors and analysts for the purpose of valuing a company. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to operating earnings or net earnings determined in accordance with IFRS as an indicator of the Company’s financial performance or as a measure of the Company’s liquidity and cash flows. Adjusted EBITDA does not take into account the impact of working capital changes, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the statements of cash flows.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

The following table reconciles income from operations to EBITDA and Adjusted EBITDA for the three months ended July 31, 2019 and 2018:

	Three months ended July 31, 2019 $	Three months ended July 31, 2018 $
Net loss	(633,875)	(1,648,273)
Depreciation and amortization	20,359	3,347
Interest	(89)	(485)

EBITDA	(613,605)	(1,645,411)

Other reverse take-over fees	-	884,956
Share based compensation	-	53,235

Adjusted EBITDA	(613,605)	(707,220)

Weighted average number of common shares	137,476,155	118,253,222

Adjusted EBITDA per share	(0.004)	(0.006)

Please refer to the Summary of Operations section in this MD&A for further details and other financial information.

Business Overview

Graph Blockchain Inc (the “Company”, formerly Reg Technologies Inc. or “RegTech”) is a private blockchain technology company that develops, markets and implements high performance private blockchain database management solutions. The company’s solution provides for a unique and more streamlined way of filtering through blockchain based data, providing users with querying capabilities, meta data management, and advanced analytics.

The Company is a publicly traded corporation, incorporated in the province of British Columbia, and its head office is located at 2161 Yonge St., Suite 210, Toronto, Ontario, M4S 3A6 Canada. The Company’s common shares are listed on the Canadian Securities Exchange under the trading symbol “GBLC”. The Company was incorporated under the laws of the Province of British Columbia on October 6, 1982. On November 6, 2018, the Company completed it’s acquisition of Graph Blockchain Limited (“Graph”) through a reverse takeover, and changed the Company’s name to Graph Blockchain Inc.

Summary of Operations

Expenses

For the three months ended July 31, 2019, the Company incurred $633,964 of operating expenses, in which $101,001 relates to non-cash items such as depreciation and amortization, share based compensation, and loss allowance on loan receivables. Certain significant items are noted:

●	Salaries, benefits and management fees of $193,427.

●	Share based consulting fee of $10,927.

●

Other operating expenses in the amount of $283,775 include $189,908 of consulting fees, and $27,835 of professional fees. It also include a one time non-cash impairment loss allowance of $69,715 recognized on loan receivable from Bloackchain Innovation Inc.

●	Office and general expenses including Sales and Marketing expenses of $125,476.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

Summary of Quarterly Results

The following is a summary of the Company’s quarterly results, beginning with the period from November 22, 2017 (date of incorporation) to January 31, 2018 (“Q3 - 18”).

	Q1 – 20 $	Q4 – 19 $	Q3 – 19 $	Q2 – 19 $	Q1 – 19 $	Q4 – 18 $	Q3 – 18 $

Total revenue	-	1,089,269	281,363	806,232	15,000	-	-
Management fees	-	24,697	44,693	-	-	-	-
Net loss	(633,875)	(1,249,627)	(2,587,035)	(2,132,813)	(1,648,273)	(634,928)	(1,489,637)
Net loss per share	(0.005)	(0.009)	(0.019)	(0.017)	(0.014)	(0.006)	(0.028)

EBITDA	(613,605)	(1,248,982)	(2,589,722)	(2,131,969)	(1,645,411)	(633,947)	(1,489,637)
Adjusted EBITDA	(613,605)	(1,232,896)	(708,883)	(1,076,864)	(707,220)	(581,352)	(1,164,637)
Adjusted EBITDA per share	(0.004)	(0.009)	(0.005)	(0.009)	(0.006)	(0.005)	(0.022)

Segment information

The Company has two geographic segments as defined in note 2 to the consolidated financial statements.

Segment information of the Company is summarized as follows:

	Graph	Graph	Consolidated
	Canada	Korea	totals
	$	$	$
For the three months ended July 31, 2019
Revenue	-	-	-
Segment loss	(493,008)	(140,867)	(633,875)
Depreciation and amortization	2,945	17,414	20,359
Finance income	(3,322)	3,233	(89)
Share based compensation	-	-	-
Impairment of financial assets (included in Other operating expenses)	69,715	-	69,715

Segment assets	262,033	152,649	414,682
Capital expenditure	-	1,460	1,460
Segment liabilities	679,326	276,381	955,707

	Graph	Graph	Consolidated
	Canada	Korea	totals
	$	$	$
For the three months ended July 31, 2018
Revenue	15,000	-	15,000
Segment loss	(1,645,857)	(2,416)	(1,648,273)
Depreciation and amortization	2,945	402	3,347
Finance income	(485)	-	(485)
Other reverse take-over fees – share based	884,986	-	884,986
Share based compensation	53,235	-	53,235

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

Segment assets	2,724,266	609,411	3,333,677
Capital expenditure	3,659	3,987	7,646
Segment liabilities	167,627	611,818	779,445

Liquidity, Capital Resources, and Cash Flow

The Company has financed its operations to date through the issuance of common shares and warrants. The Company continues to seek capital through various means including the issuance of equity. The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

For the three months ended July 31, 2019, net cash used in operating activities was $200,116 (2018 - $448,850), net cash provided from investing activities was $105,149 (2018 - $7,646 net cash used in), and net cash provided from financing activities was $66,706 (2018 - $nil).

The consolidated financial statements were prepared on a going concern basis under the historical cost basis of accounting. As at July 31, 2019, the Company has a deficit of $10,376,188 (April 30, 2019 - $9,742,313). For the three months ended July 31, 2019, the Company recognized a net loss of $633,875 (2018 - $1,648,273) and had net cash outflows from operating activities of $200,116 (2018 - $448,850). At July 31, 2019 the Company has insufficient cash to fund its planned operations for the next twelve months. These conditions indicate the existence of a material uncertainty that raise substantial doubt about the Company’s ability to continue as a going concern

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient additional financing to settle its obligations and fund its planned operations. Accordingly, the Company may need further financing in the form of debt, equity or a combination thereof for the next twelve months. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of any or all of its projects.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operations or financing activities, the carrying value of the Company’s asset could be subject to material adjustments and other adjustments may be necessary to the financial statements should such events impair the Company’s ability to continue as a going concern.

Related Party Transactions

a)	Office and general

During the period ended July 31, 2019, the Company also incurred marketing related cost of $12,363 (three months ended July 31, 2018 - $nil) charged by a company controlled by a director and shareholder of the Company, which has been included in “Office and general” in the interim statement of loss and comprehensive loss. As at July 31, 2019, $8,790 is included in “Prepaid expenses and other assets” (April 30, 2019 - $21,153).

b)	Accounts payable and accrued liabilities

As at July 31, 2019, an amount of $146,367 (April 30, 2018 - $78,723) included in accounts payable and accrued liabilities is due to certain officers and directors of the Company.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

c)	Loan receivable and payables

During the three months ended July 31, 2019, the Company received loan advancements due on demand from a shareholder company for the amount of $37,384.

On February 28, 2019, the company also entered into a one-year loan agreement with the Korea segment of a shareholder company for an amount of $115,200 bearing interest at 5.0% per annum, and is recorded in “Loan payables” in the interim statements of financial positions. The loan may be repaid in part or in full prior to the maturity date. During the three months ended July 31, 2019, the Company received additional loan advancement from the shareholder company for an amount of $53,328 due on demand.

d)	Other operating expenses

During the three months ended July 31, 2019, the Company incurred management consulting cost of $90,000 charged by a shareholder company, which has been included in “Other operating expense” in the interim financial statements (three months ended July 31, 2018 - $884,956 included in “Other reverse take-over fees”).

The Company also incurred $39,908 during the three months ended July 31, 2019 (three months ended July 31, 2018 - $nil) for consulting services provided by a director of the Company, which has been included in “Other operating expenses” in the consolidated statement of loss and comprehensive loss.

e)	Compensation of key management personnel

Key management includes members of the Board and executive officers of the Company. Compensation awarded to key management is listed below:

	Three months ended July 31,
	2019
	Amount	Shares
	$	awarded

Cash based salaries, benefits and severances	60,000	-
Shares-based compensation	-	-

	60,000	-

	Three months ended July 31,
	2018
	Amount	Shares
	$	awarded

Cash based salaries, benefits and severances	92,500	-
Shares-based compensation	53,235	302,744

	145,735	302,744

Subsequent Events

On August 16, 2019, the Company signed a Letter of Intent to acquire Cyberanking Ltd. (“Cyberanking”), a gamified Learning Management System company focused on the esports industry. Its core technology and platform focuses on aspects of mental and physical health, cognition, and improvement of practical skills within the competitive vertical of the esports industry. The purchase price will include: (i) $1,500,000 through the issuance of common shares of the Company at a deemed price of $0.05 per common share; (ii) two contingent consideration payments of $500,000 through the issuance

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

of common shares of the Company, each to be paid on the achievement of certain financing and revenue milestones defined in the Definitive Agreement to be negotiated.

On September 18, 2019, the Company announced that it will not be proceeding with the Cyberanking acquisition. In addition, the Directors of the Company has decided to undertake a formal review process to evaluate strategic alternatives available to the Company. The Company has not established a definitive timeline to complete the Strategic Review, and no decisions related to any strategic alternative have been reached at this time and there is no assurance that a transaction will result from the Strategic Review.

Off Balance Sheet Arrangements

The Company has not entered into any off balance sheet arrangements, such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Outstanding Share Information

The Company is authorized to issue an unlimited number of common shares with no par value. As at the date this discussion and analysis is prepared, the Company had 137,679,093 common shares issued and outstanding, 605,488 common shares issued and held in escrow, and 5,020,685 warrants issued.

Risk Factors

The Company is exposed to a number of risks and uncertainties that are common to other companies engaged in the same or similar businesses. Material risks that could significantly affect the financial condition, operating results or business of the Company are listed below:

Limited Operating History of Graph

Graph has a limited operating history. Graph and its business prospects must be viewed against the background of the risks, expenses and problems frequently encountered by companies in the early stages of their development, particularly companies in new and rapidly evolving markets such as the blockchain and business intelligence markets. There is no certainty that the Graph will operate profitably.

No Profits to Date

Graph has not made profits since its incorporation and it may not be profitable for the foreseeable future. Its future profitability will, in particular, depend upon its success in developing its database solution and to the extent to which it is able to generate significant revenues. Because of the limited operating history and the uncertainties regarding the development of blockchain technology, management does not believe that the operating results to date should be regarded as indicators for the Company’s future performance.

Negative Operating Cash Flow

Graph has negative cash flow from operating activities. It is anticipated that the Company will continue to have negative cash flow in the short term. Continued losses may have the following consequences:

(a)	increasing the Company’s vulnerability to general adverse economic and industry conditions;

(b)	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and

(c)	limiting the Company’s flexibility in planning for, or reacting to, changes in its business and industry.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

Additional Requirements for Capital

Substantial additional financing may be required if the Company is to successfully develop its Blockchain business. No assurances can be given that the Company will be able to raise the additional capital that it may require for its anticipated future development. Any additional equity financing may be dilutive to investors and debt financing, if available, may involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company, if at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or anticipated expansion.

Product and Services Not Completely Developed

The Company’s bespoke Blockchain solutions are currently in the quality testing phase and are being tested by the internal research and development team. Substantial corporate resources will be expended on developing the Company’s Graph Blockchain Solution into a commercialized product. The future success of the Company is therefore substantially dependent on a continued research and development effort. In addition to being capital intensive, research and development activities relating to sophisticated technologies, such as those of the Company, are inherently uncertain as to future success and the achievement of a desired result. If delays or problems occur during the Company’s ongoing research and development process, important financial and human resources may need to be diverted toward resolving such delays or problems. Further, there is a material risk that the Company’s research and development activities may not result in a functional, commercially viable product. Failure to successfully commercialize the Company’s Graph Blockchain Solution may materially and adversely affect the Company’s financial condition and results of operations.

Expenses May Not Align With Revenues

Unexpected events may materially harm the Company’s ability to align incurred expenses with recognized revenues. The Company incurs operating expenses based upon anticipated revenue trends. Since a high percentage of these expenses may be relatively fixed, a delay in recognizing revenues from transactions related to these expenses (such a delay may be due to the factors described elsewhere in this risk factor section or it may be due to other factors) could cause significant variations in operating results from quarter to quarter, and such a delay could materially reduce operating income. If these expenses are not subsequently matched by revenues, the Company’s business, financial condition, or results of operations could be materially and adversely affected.

Market Acceptance

If the Company’s graph database solution does not gain market acceptance, its operating results may be negatively affected. If the markets for the Company’s solution fail to develop, develop more slowly than expected or become subject to increased competition, its business may suffer. As a result, the Company may be unable to: (i) successfully market its solution; (ii) develop new products or services; or (ii) complete new products and services currently under development. If the Company’s solution is not accepted by its customers or by other businesses in the marketplace, the Company’s business, operating results and financial condition will be materially affected.

Global Financial Developments

Stress in the global financial system may adversely affect the Company’s finances and operations in ways that may be hard to predict or to defend against. Financial developments seemingly unrelated to the Company or to its industry may adversely affect the Company over the course of time. For example, material increases in any applicable interest rate benchmarks may increase the debt payment costs for any credit facilities. Credit contraction in financial markets may hurt its ability to access credit in the event that the Company identifies an acquisition opportunity or require significant access to credit for other reasons. A reduction in credit, combined with reduced economic activity, may adversely affect business. Any of these events may have a material adverse effect on the Company business, operating results, and financial condition.

Compliance with Complex Domestic and Foreign Laws

The Company is subject to a variety of laws and regulations in Canada and Korea that involve matters central to its business, including blockchain, user privacy, data protection, intellectual property, distribution, contracts and other communications,

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

consumer protection, and taxation. Korean laws and regulations may be more restrictive than those in Canada. The Korean laws and regulations, particularly with respect to blockchain, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. Existing and proposed laws and regulations can be and may be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase the Company’s operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modify or cease existing business practices.

The Company may in the future enter into agreements or conduct activities outside of the Republic of Korea, which expansion may present additional complexities in terms of the Company’s legal compliance, which could adversely affect the results of operations and/or financial condition of the Company.

Risk of Korean Operations and Foreign Operations Generally

A significant portion of the Company’s operations are and for the foreseeable future are anticipated to be conducted in the

Republic of Korea.

As such, Company’s operations may be adversely affected by changes in Korean government policies and legislation, particularly with respect to blockchain, or social instability and other factors which are not within the control of Company, including, but not limited to, recessions, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, especially with North Korea, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in exchange rates, difficulties in the protection of intellectual property, labour disputes and other risks arising out of Korean governmental sovereignty over the areas in which Company’s operations are conducted. Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies affecting foreign trade, taxation and investment. If Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Company’s operations in Korea, the Company may be subject to the exclusive jurisdiction of Korean courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in Korea could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on the Company.

Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in Korea.

The Company may in the future enter into agreements and conduct activities outside of the Republic of Korea, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

Regulatory Risks

Changes in or more aggressive enforcement of laws and regulations, including with respect to blockchain, could adversely impact the Company’s business. Failure or delays in obtaining necessary approvals could have a materially adverse effect on the Company’s financial condition and results of operations. Furthermore, changes in government, regulations and policies and practices could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. Regulatory agencies could shut down or restrict the use of platforms using blockchain based technologies. This could lead to a loss of any investment made in the Company and may trigger regulatory action by the Ontario Securities Commission or other securities regulators.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

Internal Controls

The Company’s management is based out of Toronto, Canada, the location of the Company’s head office. Given that a majority of the activities of the Company take place in its South Korea branch office, including sales, research, and development activities, the ability of the Company’s executive management to oversee operations may be negatively impacted. While management periodically reviews and analyzes the operations of the South Korea branch and has regular consultations with the management of this branch, an operational or financial deficiency that is not prevented or detected in a timely manner due to the nature of the Company’s operations may materially and adversely affect the Company’s financial position and results of operations. The Company is currently working to enhance the Company’s internal controls structure as it relates to its operations in Korea.

Dependence on Internet Infrastructure; Risk of System Failures, Security Risks and Rapid Technological Change

The success as a developer of blockchain-based platforms will depend by and large upon the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. It cannot be assured that the infrastructure that supports blockchain-based technologies will continue to be able to support the demands placed upon it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. It is further not assured that the infrastructure or complementary products or services necessary to make blockchain-based technologies viable will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs in order to adapt the Company’s services to changing technologies.

Disruption of its Information Technology Systems

The Company relies on information technology in virtually all aspects of its business. A significant disruption or failure of its information technology systems could result in service interruptions, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against its information systems could result in loss of assets and critical information and exposes it to remediation costs and reputational damage. A significant disruption or cyber intrusion could lead to misappropriation of assets or data corruption and could adversely affect its results of operations, financial condition and liquidity. Additionally, if the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on its results of operations, financial condition and liquidity. Cyber-attacks could further adversely affect the Company’s ability to operate information technology and business systems, or compromise confidential customer and employee information.

Risk of Theft and Hacking

Hackers or other groups or organizations may attempt to interfere with the graph solution or the availability of it in any number of ways, including without limitation denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks.

Errors in Company’s Products

The Company’s products are highly technical and complex. The Company’s products may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in the Company’s products may only be discovered after they have been released. Any errors, bugs, or vulnerabilities discovered in the Company’s products after release could result in damage to the Company’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect the Company’s business and financial results.

Protection of Intellectual Property Rights

The Company’s strategy to protect any intellectual property rights it may have in the Graph Database Solution is to rely on a combination of intellectual property protections, including patent applications, in the United States and Korea, and license, employment and confidentiality agreements and software security measures to further protect its technology and brand. The Republic of Korea, where most of the Issuer’s product development has taken place and will take place in the future, has been a World Trade Organization (WTO) member since 1995. WTO member nations must include certain intellectual

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

property protection standards in their national laws, including with respect to patent, copyright and trademarks. The Republic of Korea is also a signatory to a number of international intellectual property agreements. Management believes the standard of intellectual property protection in such jurisdiction to be of a reasonably high standard. Nevertheless, the steps the Company has taken to protect any rights may not be adequate to avoid the misappropriation of its technology or independent development by others of technologies that may be considered a competitor, particularly if the Company’s patent applications in the United States and Korea are not approved. The Company’s intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties. Any misappropriation of the Company’s technology or development of competitive technologies could harm its business and could subject it to substantial costs in protecting and enforcing any intellectual property rights, and/or temporarily or permanently disrupt its sales and marketing of the affected products or services.

Violation of Third Party Intellectual Property Rights

The only significant intellectual property rights of the Company are certain intellectual property rights the Company may obtain in the Graph Blockchain solution and in other future products and solutions it develops. Although the Company is not aware of violating commercial and other proprietary rights of third parties, there can be no assurance that its products do not violate proprietary rights of third parties or that third parties will not assert or claim that such violation has occurred. Although no legal disputes in this respect or perceptible detrimental effects on the Company business have arisen to date, any such claims and disputes arising may result in liability for substantial damages which in turn could harm the Company’s business, results of operations and financial condition.

Use of Open Source Software

The Company’s Blockchain solution makes use of and incorporates open source software components. These components are developed by third parties over whom the Company has no control. There are no assurances that those components do not infringe upon the intellectual property rights of others. The Company could be exposed to infringement claims and liability in connection with the use of those open source software components, and the Company may be forced to replace those components with internally developed software or software obtained from another supplier, which may increase its expenses. The developers of open source software are usually under no obligation to maintain or update that software, and the Company may be forced to maintain or update such software itself or replace such software with internally developed software or software obtained from another supplier, which may increase its expenses. Making such replacements could also delay enhancements to its products.

Certain open source software licenses provide that the licensed software may be freely used, modified and distributed to others provided that any modifications made to such software, including the source code to such modifications, are also made available under the same terms and conditions. As a result, any modifications the Company makes to such software may be made available to all downstream users of the software, including its competitors. In addition, certain open source licenses provide that if the Company wishes to combine the licensed software, in whole or in part, with its proprietary software, and distribute copies of the resulting combined work, the Company may only do so if such copies are distributed under the same terms and conditions as the open source software component of the work was licensed to the Company, including the requirement to make the source code to the entire work available to recipients of such copies. The types of combinations of open source software and proprietary code that are covered by the requirement to release the source code to the entire combined work are uncertain and much debated by users of open source software. An incorrect determination as to whether a combination is governed by such provisions will result in non-compliance with the terms of the open source license. Such non-compliance could result in the termination of the Company’s license to use, modify and distribute copies of the affected open source software and the Company may be forced to replace such open source software with internally developed software or software obtained from another supplier, which may increase its expenses. In addition to terminating the affected open source license, the licensor of such open source software may seek to have a court order that the proprietary software that was combined with the open source software be made available to others, including its competitors, under the terms and conditions of the applicable open source license.

Competition

The markets for blockchain-based technology and database management systems generally are highly competitive on both a local and a national level.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

There are no assurances that established companies in the blockchain and database management industries, which may have greater financial, technical, and marketing resources than the Company does, will not choose to directly enter into the Company’s niche market and complete with the Company’s products and services. The Company’s competitors may also have a larger installed base of users, longer operating histories or greater name recognition than the Company will.

Dependence on Third Party Relationships

The Company is highly dependent on a number of third party relationships to conduct its business and implement expansion plans, including its relationships with IBM, Rainbow and the Company’s development consultant, Bitnine. As of the date hereof, Rainbow is the Company’s sole distributor and IBM accounts for materially all revenue contracts obtained to date. Furthermore, Bitnine is the Company’s sole external development partnerconsultant, and historically the Company placed a material reliance on it to fulfill revenue contracts to date and to perform certain research and development activities. It cannot be assured that these relationships will turn out to be as advantageous as currently anticipated or that other relationships would not have proven to be more advantageous. More specifically, some of the risks include: assurance that such entity will perform their obligations as agreed, each company’s ability to continue as an ongoing concern, and a termination of the relationship with the Company.

Key Personnel

The future success of the Company will depend, in large part, upon its ability to retain its key management personnel and to attract and retain additional qualified marketing, sales and operational personnel to form part of its technical and customer services support staff. The Company may not be able to enlist, train, retain, motivate and manage the required personnel. Competition for these types of personnel is intense. Failure to attract and retain personnel, particularly marketing, sales and operational personnel, could make it difficult for the Company to manage its business and meet its objectives.

Failure to manage growth successfully may adversely impact the Company’s operating results. The growth of the Company’s operations places a strain on managerial, financial and human resources. The Company’s ability to manage future growth will depend in large part upon a number of factors, including the ability to rapidly:

(a)	build and train development, sales and marketing staff to create an expanding presence in the evolving marketplace for the Company’s products;

(b)	attract and retain qualified technical personnel in order to administer technical support required for customers located in Canada, the United States and other countries around the world;

(c)	develop customer support capacity as sales increase, so that customer support can be provided without diverting resources from product sales efforts; and

(d)	expand internal management and financial controls significantly, so that control can be maintained over operations as the number of personnel and size of the Company increases.

Inability to achieve any of these objectives could harm the business and operating results of the Company.

Failure to Grow at the Rate Anticipated

Graph is a start-up company with a limited history of sales and no record of profitability. If the Company is unable to achieve adequate revenue growth, its ability to become profitable may be adversely affected and the Company may not have adequate resources to execute its business strategy.

Management of Growth

The Company may be subject to growth-related risks including pressure on its internal systems and controls. The Company’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Litigation

The Company may become involved in litigation that may materially adversely affect it. From time to time in the ordinary course of the Company’s business, it may become involved in various legal proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

More specifically, the Company may face claims relating to information that is retrieved from or transmitted over the Internet or through the solution and claims related to the Company’s products. In particular, the nature of the Company’s business exposes it to claims related to intellectual property rights, rights of privacy, and personal injury torts.

Conflicts of interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA. To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest between the Company and its directors and officers except that certain of the directors and officers may serve as directors and/or officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Currency Risk

While the Company is headquartered in Canada, has applied to list its Common Shares on a Canadian stock exchange and typically raises funds in Canadian dollars, certain of its operations may be conducted in Asia, the United States and Europe. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.

No dividend history

No dividends have been paid by the Company to date. The Company anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Company’s financial condition and current and anticipated cash needs.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company’s securities will be established or sustained. The market price for the Company’s securities could be subject to wide fluctuations. Factors such as announcements of quarterly variations in operating results and acquisition or disposition of properties, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Graph Blockchain Inc.

Management’s Discussion and Analysis for the three months ended July 31, 2019

(Canadian dollars, except share and unit information)

Shareholders’ Interest may be Diluted in the Future

The Company will require additional funds for its planned activities. If the Company raises additional funding by issuing equity securities, which is highly likely, such financing could substantially dilute the interests of the Company’s shareholders. Sales of substantial amounts of shares, or the availability of securities for sale, could adversely affect the prevailing market prices for the Company’s shares. A decline in the market prices of the Company’s shares could impair the ability of the Company to raise additional capital through the sale of new common shares should the Company desire to do so.

Other Information

Additional information regarding the Company is available on SEDAR at www.sedar.com